UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*


                       P.D.C. INNOVATIVE INDUSTRIES, INC.
---------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693275307
----------------------------------------------------------------------
                                 (CUSIP Number)

                       P.D.C. Innovative Industries, Inc.
                        501 South Dakota Avenue, Suite 1
                                Tampa, FL 33606
                                 (813-258-0606)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 16, 2004

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693275307                       13D               Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Smith
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO/PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
________________________________________________________________________________
               7    SOLE VOTING POWER                           12,612,218

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                         -0-
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                      12,612,218

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                    -0-
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,612,218

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693275307                       13D               Page 3 of 4 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.


     Common Stock, $.001 par value
     P.D.C. Innovative Industries, Inc.
     501 South Dakota Avenue, Suite 1
     Tampa, FL  33606
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        Paul Smith

     (b)        501 South Dakota Avenue, Suite 1
                Tampa, FL  33606

     (c) President, Secretary and Treasurer of P.D.C. Innovative Industries, Inc., an entity engaged through its wholly-owned subsidiary in the food service franchising business.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)        Canada

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     1,112,218 shares were acquired pursuant to a Stock Purchase Agreement by and between the Reporting Person and Sandra Sowers, former President of the Issuer; pursuant to the Stock Purchase Agreement, the Reporting Person executed a Promissory Note in the amount of $55,000, which Promissory Note requires payment in the amount of $1,000 per month over twenty-four (24) months, commencing on March 18, 2004 and continuing on the 18th day of each consecutive month thereafter through and including February 18, 2006, with the balance of $31,000 to be due and payable in full on March 18, 2006, unless earlier prepaid.

     The remaining 11,500,000 shares were acquired pursuant to the transaction described in Item 4 below.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The acquisition of 11,500,000 shares of common stock of the Issuer by the Reporting Person was pursuant to a Plan of Reorganization and Merger Agreement by and among the Issuer, P.D.C. Acquisition Corp., a wholly-owned subsidiary of the Issuer (the "Company Sub"), Ragin' Ribs, Inc. ("RRI") and Ragin' Ribs International, Inc., a wholly-owned subsidiary of RRI, pursuant to which the Company Sub merged with and into RRI (the "Surviving Entity") on February 16, 2004 and the issued and outstanding shares of common stock of RRI were exchanged on a tax-free one for one basis for shares of the restricted common stock of the Issuer.

     In connection with such merger, the officers and directors of RRI have become the officers, in their same prior capacities, and directors of the Issuer and the officers and directors of the Issuer pre-merger, have resigned. The Issuer will continue the business and operations of RRI as a wholly-owned subsidiary of the Issuer.

     On February 18, 2004, the Reporting Person purchased 1,112,218 shares of common stock of the Issuer from the former President of the Issuer for $55,000 (See Item 3).
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     The Reporting Person beneficially owns an aggregate of 12,612,218 shares (25%).

     No transactions have been effected during the past sixty days by the Reporting Person except as disclosed in Item 4 herein.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as set forth in Item 3 hereof, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

  1  -    Plan of Reorganization and Merger Agreement by and among the Issuer,
          Company Sub, RRI and Ragin' Ribs International, Inc. dated February 13, 2004.

  2  -    Promissory Note dated February 18, 204 by and between Paul Smith and
          Sandra Sowers.

  3  -    Stock Purchase Agreement by and between Paul Smith and Sandra Sowers dated February 18, 2004.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 26, 2004
                                       ------------------------------
                                              (Date)

                                             /s/ Paul Smith
                                       ------------------------------
                                            (Signature)

                                             Paul Smith, President
                                       ------------------------------
                                            (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).